Exhibit 99.1

Almonty Industries Reports First Quarter 2026 Financial Results

Revenue Increases 221% Year-Over-Year to $25.4 Million, Driven by Record Tungsten Pricing

Adjusted EBITDA(1) of $6.1 Million Compared to ($2.4) Million in Q1 2025

Dillon, Montana — May 11, 2026 – Almonty Industries Inc. (“Almonty” or the “Company”) (Nasdaq: ALM; TSX: AII; ASX: AII; Frankfurt: ALI1), a leading global producer of tungsten concentrate, today announced its financial results for the three months ended March 31, 2026.

Financial Summary:

Key First Quarter 2026 & Subsequent Operational Highlights

●	On March 17, 2026, Almonty hosted a formal commissioning ceremony at its Sangdong tungsten mine (the “Sangdong Mine”) in Gangwon Province, South Korea, marking the completion of development and the transition of the project toward commercial operations. Sangdong is one of the largest and highest-grade tungsten deposits in the world and is expected to become a key source of secure supply for Western industrial and defense supply chains.

●	Revenue for the first quarter of 2026 increased 221% to $25.4 million, driven by a significant increase in the spot price of tungsten APT with the Panasqueira Mine continuing to deliver strong operational performance.

●	The Company generated positive operating cash flow of $9.7 million for the quarter, compared to negative cash flow from operations of ($4.4) million in Q1 2025, marking a significant inflection point in the Company’s financial trajectory.

●	Cash totaled $259.9 million as of March 31, 2026, with a working capital position of $169.5 million, providing the Company with substantial financial flexibility to advance its growth initiatives.

●	Subsequent to the quarter, Almonty announced the relocation of its corporate headquarters from Toronto, Ontario, Canada to Dillon, Montana, United States, reinforcing the Company’s strategic alignment with U.S. defense and industrial stakeholders and positioning it closer to the Company’s Gentung Tungsten Project and key government, defense and industrial partners.

First Quarter 2026 Financial Results Highlights

Revenue recorded in the first quarter of 2026 increased 221% to $25.4 million, as compared to $7.9 million in the same year-ago quarter. The increase was driven by a significant increase in the spot price of tungsten APT with continued strong operations at the Company’s Panasqueira Mine.

General and administrative expenses in the first quarter of 2026 totaled $7.1 million, as compared to $3.4 million in the same year-ago quarter. The increase was primarily attributable to higher salaries and wages as the Company expanded its management team to support its growth trajectory, as well as increased consulting, legal, office and travel costs associated with operating as a multi-listed public company across four international exchanges. The Company expects a normalization of general and administrative expenses throughout the remainder of 2026.

Net loss in the first quarter of 2026 was $5.3 million, or ($0.02) per share, as compared to a loss of $34.6 million, or ($0.13) per share, in the same year-ago quarter. The significant improvement was primarily due to the absence of the $25.8 million non-cash loss on revaluation of warrant liabilities recorded in Q1 2025, combined with significantly higher revenue and income from mining operations. The current quarter net loss included $6.4 million in non-cash losses on the revaluation of embedded derivative liabilities and $2.0 million in non-cash losses on the revaluation of warrant liabilities, both driven by the appreciation in Almonty’s share price from $12.07 to $20.24 per common share during the first quarter of 2026. These non-cash accounting charges did not impact the Company’s operating performance, cash flow, or liquidity position.

Adjusted EBITDA, a non-IFRS measure, was $6.1 million in the first quarter of 2026, as compared to ($2.4) million in the same year-ago quarter, reflecting the substantial improvement in underlying operational performance.(1)

Cash as of March 31, 2026 totaled $259.9 million, as compared to $268.4 million as of December 31, 2025.

Note on Non-Cash Items

The first quarter of 2026 included $8.4 million in aggregate non-cash revaluation charges, comprising $6.4 million related to the fair value revaluation of embedded derivative liabilities and $2.0 million related to the fair value revaluation of warrant liabilities. These charges arise from the application of IFRS fair value accounting requirements to the Company’s outstanding convertible debt instruments and warrants, and reflect the appreciation in the Company’s share price from $12.07 at December 31, 2025 to $20.24 at March 31, 2026, as well as changes in volatility assumptions and other market-based inputs during the period.

While these accounting impacts affected reported net income, they did not affect the Company’s cash position, liquidity, or the operational progress made across the business during the quarter.

Management Commentary

Lewis Black, Chairman, President & CEO, commented: “The first quarter of 2026 represents a pivotal moment for Almonty. The results speak for themselves – revenue increased 221% to $25.4 million, we generated positive Adjusted EBITDA of $6.1 million and positive operating cash flow of $9.7 million, marking a decisive inflection point in the Company’s financial trajectory.

“With the formal commissioning ceremony at Sangdong held in March 2026, the relocation of our corporate headquarters to Dillon, Montana, and tungsten prices continuing to reflect the critical nature of this metal to Western defense and industrial supply chains, we believe Almonty has never been better positioned. As we ramp Sangdong toward full commercial throughput and advance the Gentung Tungsten Project toward production, we are building the foundation for what we expect will be a long-duration, high-margin operating platform, and one that directly addresses the West’s most urgent critical mineral vulnerabilities.”

Guillaume de Lamaziere, Interim Chief Financial Officer, added: “Our first quarter results demonstrate the significant operating leverage inherent in our business model as tungsten prices strengthen. Revenue was driven by the Panasqueira Mine, which delivered $25.4 million in quarterly revenue – more than triple the same period last year – reflecting the favorable APT pricing environment.

“From a cash flow perspective, the Company generated $9.7 million in positive operating cash flow, and Adjusted EBITDA turned positive at $6.1 million. Net loss for the quarter was $5.3 million, which included $8.4 million in non-cash revaluation charges on derivative and warrant liabilities driven by the appreciation in our share price during the quarter. Excluding these non-cash items, our underlying operating performance was strong and consistent with the transformation underway across the business. With $259.9 million in cash and a working capital position of $169.5 million, we remain well-capitalized to advance our broader development pipeline.”

About Almonty

Almonty (Nasdaq: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1) is a leading supplier of conflict-free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to be a major contributor to the global non-China tungsten supply chain upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in the U.S. and Spain, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Legal Notice

The release, publication, or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published, or distributed should inform themselves about and observe such restrictions.

(1) Use of Non-IFRS Financial Measures

This news release makes reference to the non-IFRS financial measure “Adjusted EBITDA”. Non-IFRS financial measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS financial measures by providing further understanding of Almonty’s results of operations from management’s perspective. Almonty’s definitions of non-IFRS measures, including the definition of the non-IFRS financial measure “Adjusted EBITDA” used in this news release, may not be the same as the definitions for such measures used by other companies in their reporting. Non-IFRS measures have limitations as analytical tools and should not be considered in isolation nor as a substitute for analysis of Almonty’s financial information reported under IFRS. Almonty uses non-IFRS financial measures, including “Adjusted EBITDA”, to provide investors with supplemental measures of its operating performance and to eliminate items that have less bearing on operating performance or operating conditions, and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. In particular, Almonty’s management uses Adjusted EBITDA in order to evaluate its operating performance, by eliminating the impact of non-operational or non-cash items. Almonty believes that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers. Almonty’s management also uses non-IFRS financial measures in order to facilitate operating performance comparisons from period to period.

IFRS NET INCOME (LOSS) TO ADJUSTED EBITDA RECONCILIATION

(in thousands of Canadian dollars)

	Three Months Ended March 31, 2026	Three Months Ended March 31, 2025
Net loss for the period	(5,264)	(34,622)
Depreciation & amortization	253	288
Loss on valuation of embedded derivative liabilities	6,392	2,909
Loss on valuation of warrant liabilities	2,020	25,810
Foreign exchange (gain) loss	(1,800)	1,100
Taxes	2,747	92
Interest, net	(1,852)	1,206
Share-based compensation	3,633	851
Adjusted EBITDA (Non-IFRS)	6,129	(2,366)

The $8.4 million in non-cash revaluation charges comprises $6.4 million related to the fair value revaluation of embedded derivative liabilities and $2.0 million related to the fair value revaluation of warrant liabilities. These charges arise from the application of IFRS fair value accounting requirements to the Company’s outstanding convertible debt instruments and warrants, and reflect changes in the Company’s share price, volatility assumptions, and other market-based inputs during the period.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws. All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, but are not limited to, statements concerning the successful commissioning of the Sangdong Mine processing plant, the expected timing and capacity of commercial production at the Sangdong Mine, the development of the Company’s tungsten projects, the expected impact of tungsten market trends and prices on the Company’s operations, and the normalization of general and administrative expenses.

Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include, without limitation, the successful completion of commissioning at the Sangdong Mine, the availability of funding for continued development, and the expected trajectory of tungsten prices. Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the risks identified in the Company’s annual information form dated March 18, 2026 for the year ended December 31, 2025 and in the Company’s management’s discussion and analysis dated May 11, 2026 for the three months ended March 31, 2026 and 2025.

Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, the foregoing list of material factors is not exhaustive, and there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS NEWS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

Company Contact

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations Contact

Lucas A. Zimmerman

Managing Director MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us